UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Itaú CorpBanca
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

21987A209 (Sponsored ADR)**
(CUSIP Number)

Mark F. Veblen Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Itaú Unibanco Holding S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,039,610,411

	8	SHARED VOTING POWER
341,802,664,321 (see Item 4 and 5)

	9	SOLE DISPOSITIVE POWER
115,039,610,411

	10	SHARED DISPOSITIVE POWER
172,048,485,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
341,802,664,321 (see Item 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.71% (see Item 4 and 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ITB Holding Brasil Participações Ltda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
57,008,875,206

	8	SHARED VOTING POWER
57,008,875,206 (see Item 4 and 5)

	9	SOLE DISPOSITIVE POWER
57,008,875,206

	10	SHARED DISPOSITIVE POWER
57,008,875,206 (see Item 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,008,875,206 (see Item 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.13% (see Item 4 and 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.  Security and Issuer.

This Amendment No. 2 supplements and amends the Schedule 13D filed on July 7, 2014 (the "Initial Schedule 13D"), as amended on June 26, 2015 (as so amended, the "Schedule 13D") by the Reporting Persons (defined below) (such Schedule 13D, as further amended, this "Statement") relating to the Common Shares, no par value per share (the "Common Stock"), of Itaú CorpBanca, a company formed in the Republic of Chile (the "Issuer").  The Issuer's principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2.  Identity and Background.

(a) – (c) This Schedule 13D is being filed by (together the "Reporting Persons"):

(i) Itaú Unibanco Holding S.A., a company organized under the laws of Brazil ("Itaú Parent"). Itaú Parent is the holding company of a Brazilian financial group; and

(ii) ITB Holding Brasil Participações Ltda. ("ITB").

The principal business address for each of the Reporting Persons is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil.

Itaú Parent is the controlling shareholder of ITB.  Itaú Parent is controlled by IUPAR – Itaú Unibanco Participacões S.A., a holding company organized under the laws of Brazil ("IUPAR").  IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. ("Itaúsa"), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações ("E. Johnston" and, together with IUPAR and Itaúsa, the "Controlling Shareholders"), a holding company organized under the laws of Brazil.  Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR - Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa - Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; and E. Johnston - Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable (the "Instruction C Information").

(d) During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to any of the Reporting Persons.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

On April 1, 2016, Itaú Chile was merged with and into the Issuer (the "Chilean Merger") pursuant to the Transaction Agreement.

The consideration received by the Reporting Persons in connection with the Chilean Merger consisted of an aggregate of 172,048,485,617 newly-issued shares of Common Stock and another shareholder received 80,240 newly-issued shares of Common Stock, which shares Itaú Parent will exercise voting control over through a power of attorney that the parties are in the process of finalizing.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following after the penultimate paragraph thereof:
On April 1, 2016, Itaú Chile was merged with and into the Issuer pursuant to the Transaction Agreement.  In connection with the Chilean Merger, the Reporting Persons received an aggregate of 172,048,485,617 newly-issued shares of Common Stock and another shareholder received 80,240 newly-issued shares of Common Stock, which shares Itaú Parent will exercise voting control over through a power of attorney that the parties are in the process of finalizing.

In accordance with the terms of the Transaction Agreement, on the closing date of the Chilean Merger, Itaú Parent, ICGI, Gasa, CGHI, CGB and Saga entered into the Itaú Shareholders Agreement.  Pursuant to the Itaú Shareholders Agreement, Itaú Parent, on the one hand, and Corp Group Parent, on the other hand, will be entitled to designate a number of directors to the Issuer's Board of Directors in proportion to its respective direct and indirect percentage ownership in the Issuer, rounded to the nearest whole number; provided that Itaú Parent shall designate at least a majority of such directors appointed by them and that at least one of such directors is appointed by Corp Group Parent.   In addition, pursuant to the Itaú Shareholders Agreement, the parties have agreed to cause the directors of the Board of Directors of the Issuer and its subsidiaries appointed by the parties to vote as a single block and in accordance with the recommendation of Itaú Parent.
The foregoing descriptions of the Transaction Agreement and the Itaú Shareholders Agreement are not intended to be complete and are qualified in their entirety by reference to the Transaction Agreement and the Itaú Shareholders Agreement, copies of which are filed as Exhibits to the Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (c) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement is incorporated herein by reference.  The information contained in Item 4 above is incorporated herein by reference.

By virtue of the Itaú Shareholders Agreement, the Reporting Persons and Corp Group Parent may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Corp Group Parent are members of any such group.  Corp Group Parent has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it. Collectively, the Reporting Persons and Corp Group Parent beneficially own an aggregate of 341,802,664,321 shares of Common Stock, representing approximately 66.71% of the outstanding shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Annex A	Instruction C Information
Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons
Exhibit B	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form F-20 filed by the Issuer with the SEC on May 15, 2014).
Exhibit C	Itaú Shareholders Agreement
Exhibit D	Amendment to Transaction Agreement (previously filed)
Exhibit E	February 2015 Policy Agreement (previously filed)
Exhibit F	February 2015 Shareholders Agreement (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2016

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Claudia Politanski
Name: Claudia Politanski
Title: Executive Vice President

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA

By:	/s/ Alexsandro Broedel Lopes
Name: Alexsandro Broedel Lopes
Title: Director

ANNEX A

Itaú Unibanco Holding S.A.

Directors:

Alfredo Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Alfredo Egydio Arruda Villela Filho
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Candido Botelho Bracher
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A. and Chief Executive Officer of Banco Itaú BBA S.A.

Demosthenes Madureira de Pinho Neto
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Fábio Colletti Barbosa
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director)

Gustavo Jorge Laboissière Loyola
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Partner of three consulting companies.

Henri Penchas
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Nildemar Secches
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director) and member of the Board of Directors of various companies of different business segments.

Pedro Luiz Bodin de Moraes
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Partner and Member of the Board of Directors of Icatu Holding S.A.

Pedro Moreira Salles
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Ricardo Villela Marino
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Executive Officers:

Alexsandro Broedel Lopes
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Candido Botelho Bracher
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A. and Chief Executive Officer of Banco Itaú BBA S.A.

Claudia Politanski
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaú Unibanco Holding S.A.

Eduardo Mazzilli de Vassimon
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaú Unibanco Holding S.A., responsible for the Risk division.

Leila Cristiane Barboza Braga de Melo
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Márcio de Andrade Schettini
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A.

Marco Ambrogio Crespi Bonomi
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: General Director of Itaú Unibanco Holding S.A.

Paulo Sergio Miron
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Officers:

Adriano Cabral Volpini
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Álvaro Felipe Rizzi Rodrigues
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Cláudio José Coutinho Arromatte
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Eduardo Hiroyuki Miyaki
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

José Virgilio Vita Neto
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Marcelo Kopel
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Investor Relations of Itaú Unibanco Holding S.A.

Matias Granata
Av. Brigadeiro Faria Lima, 3.400, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Rodrigo Luis Rosa Couto
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Wagner Bettini Sanches
Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participacões S.A.

Directors:

Alfredo Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Alternate: Ricardo Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itautec S.A.

Alfredo Egydio Arruda Villela Filho
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Alternate: Rodolfo Villela Marino
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Fernando Roberto Moreira Salles
Av. das Nações Unidas, 12901, West Tower, 24th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.

Alternate: João Moreira Salles
Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

João Moreira Salles
Av. das Nações Unidas, 12901, West Tower, 24th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of IUPAR – Itaú Unibanco Participacões S.A.

Alternate: Walther Moreira Salles Junior
Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Officers:

Mauro Agonilha
Av. das Nações Unidas, 12901, West Tower, 24th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Ricardo Villela Marino
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Itaúsa – Investimentos Itaú S.A.

Directors:

Alfredo Egydio Arruda Villela Filho
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Alfredo Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Henri Penchas
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Licio da Costa Raimundo
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Paulo Setubal Neto
Rua Hungria, 888, 12 floor, São Paulo, SP, Brazil
Present Principal Occupation: Partner and Member of the Board of Directors of PSN Participações Ltda.

Rodolfo Villela Marino
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Alternate: Ricardo Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itautec S.A.

Alternate: Ricardo Villela Marino
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Alfredo Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Roberto Egydio Setubal
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Rodolfo Villela Marino
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Companhia E. Johnston de Participações

Directors:

Fernando Roberto Moreira Salles
Av. das Nações Unidas, 12901, West Tower, 24th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles
Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

Pedro Moreira Salles
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Walther Moreira Salles Júnior
Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Officers:

Demosthenes Madureira de Pinho Neto
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Marcia Maria Freitas de Aguiar
Av. das Nações Unidas, 12.901, West Tower, 24th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Mauro Agonilha
Av. das Nações Unidas, 12.901, West Tower, 24th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

ITB Holding Brasil Participações LTDA.

Officers:

Alexsandro Broedel Lopes
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Carlos Henrique Donegá Aidar
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco S.A.

Henrique Pinto Echenique
Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco S.A.

Exhibit A
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, no par value per share of CorpBanca, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 19, 2016
ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Claudia Politanski
Name: Claudia Politanski
Title: Executive Vice President
ITB HOLDING BRASIL PARTICIPAÇÕES LTDA

By:	/s/ Alexsandro Broedel Lopes
Name: Alexsandro Broedel Lopes
Title: Director